Filed pursuant to Rule 433
Dated January 13, 2014
Registration Statement No. 333-179874-01
Relating to
Preliminary Prospectus Supplement Dated January 13, 2014 and
Prospectus dated March 2, 2012

$600,000,000 2.200% NOTES DUE 2019

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Size:	$600,000,000
Maturity Date:	February 1, 2019
Coupon (Interest Rate):	2.200%
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2014
Benchmark Treasury:	1.500% due December 31, 2018
Benchmark Treasury Price and Yield:	99-18 ¼; 1.590%
Spread to Benchmark Treasury:	0.650% (65 basis points)
Expected Ratings (Moody’s / S&P):	A2 / A (Stable / Stable)
Yield to Maturity:	2.240%
Day Count Convention:	30 / 360
Redemption Provision:	Make-whole call prior to November 1, 2018 based on U.S. Treasury + 0.10% (10 basis points) or at par on or after November 1, 2018
Initial Price to Public:	99.810% plus accrued interest from January 21, 2014 if settlement occurs after that date
Settlement Date:	T+5; January 21, 2014
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	828807CQ8 / US828807CQ80
Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC BBVA Securities Inc. RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC PNC Capital Markets LLC SMBC Nikko Securities America, Inc.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146,

Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.